Exhibit (a)(2)

              MOUNTASIA ENTERTAINMENT INTERNATIONAL, INC.
                         5895 Windward Parkway
                               Suite 220
                    Alpharetta, Georgia 30202-4182

                           November 29, 1996

Dear Security Holder:

     On November 14, 1996, MEI Holdings, L.P. commenced a cash tender offer (the "Offer") to purchase all of the outstanding shares of common stock, no par value (the "Common Stock"), of Mountasia Entertainment International, Inc. (the "Company") not already owned by it at a price of $3.50 per share, any and all of the Company's 9% Subordinated Convertible Debentures Due November 1, 1999 and all of the Company's 9.1% Subordinated Convertible Debentures Due January 1, 2002.

     MEI Holdings currently owns approximately 41.8% of the Company's outstanding Common Stock. If the Offer is consummated, MEI Holdings is likely to hold in excess of a majority of the outstanding Common Stock. MEI Holdings has agreed to certain voting restrictions with respect to the shares of Common Stock that it acquires pursuant to the Offer until shareholder approval therefor is obtained.

     The Special Committee of the outside directors of the Company appointed in connection with the Offer has unanimously determined that it would neither recommend nor oppose the Offer and, therefore, it advised the Company's Board of Directors that it chose not to take a position or make a recommendation at this time with respect to the Offer. In reaching its determination, the Special Committee considered a number of factors which are discussed in the enclosed
Schedule 14D-9, which was filed by the Company today with the Securities and Exchange Commission.

     At MEI Holdings' request, we have included a copy of the MEI Holdings' Offer to Purchase dated November 14 1996, which has been revised to correct certain immaterial typographical errors in the version originally mailed to you.

     You are urged to consider the enclosed materials in determining whether to tender some or all the Company's securities subject to the Offer.

                                   Sincerely,


                                   THE SPECIAL COMMITTEE OF THE
                                   BOARD OF DIRECTORS OF THE COMPANY